Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

11th Floor

Montréal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

July 20, 2023

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Company on July 20, 2023 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On July 20, 2023, the Company announced that its Board of Directors approved a consolidation of the issued and outstanding common shares of the Company’s share capital on the basis of one (1) post- consolidation share for each four (4) pre-consolidation shares issued and outstanding (the “Consolidation”). The Consolidation will be effective July 31, 2023, subject to applicable regulatory approval.

The Consolidation is being implemented by the Company with the objective of increasing the trading price of its common shares and to allow the Company to regain compliance with the Minimum Bid Price Requirement of the NASDAQ and maintain a listing on the NASDAQ which accounts for a large part of the trading in the Company’s common shares.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On July 20, 2023, the Company announced that its Board of Directors approved the Consolidation on the basis of one (1) post- consolidation share for each four (4) pre-consolidation shares issued and outstanding. The Consolidation will be effective July 31, 2023, subject to applicable regulatory approvals, including the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market (“NASDAQ”). No shareholder approval will be required for the Consolidation to come into effect. The Company expects its common shares will begin trading on the TSX and the NASDAQ on a consolidated basis on or about July 31, 2023.

No fractional common share will be issued in connection with the Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such Consolidation, the number of common shares to be received by such shareholder will be rounded up (if the fraction is half a share or more) or down (if the fraction is less than half a share) to the nearest whole common share, provided that no shareholder shall hold less than a single common share as a result of the Consolidation. As at July 19, 2023, the Company had 96,807,309 common shares issued and outstanding, and the Company expects to have approximately 24,201,835 common shares issued and outstanding upon completion of the Consolidation.

Rationale for the Consolidation

On March 7, 2023, the Company announced it had received a notification letter from the NASDAQ advising the Company that it was not in compliance with Listing Rule 5550(a)(2), as the bid price of the Company’s common shares on the NASDAQ had closed at less than US$1.00 per share over the prior 30 consecutive business days (the “Minimum Bid Price Requirement”). In accordance with its Listing Rules, NASDAQ afforded the Company a 180-day period ending August 30, 2023, to regain compliance with the Minimum Bid Price Requirement.

The Consolidation is being implemented by the Company with the objective of increasing the trading price of its common shares and to allow the Company to regain compliance with the Minimum Bid Price Requirement of the NASDAQ and maintain a listing on the NASDAQ which accounts for a large part of the trading in the Company’s common shares.

The Company anticipates that the Consolidation will have a neutral economic effect on shareholders and holders of securities convertible into or exercisable to acquire common shares or correlated with the price thereof, except to the extent the Consolidation will result in fractional common shares.

Proportionate adjustments will be made to the exercise price of outstanding stock options, warrants and other instruments linked to the common shares and the number of common shares underlying such options, warrants and equity-linked instruments to maintain the same economics associated with such instruments post-Consolidation.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this document include, but are not limited to, statements regarding the potential impact of the Consolidation on the trading price of the Company’s common shares and regaining compliance with NASDAQ listing requirements. Although the forward-looking information contained in this document is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the change in the trading price of the Company’s common shares upon completion of the Consolidation will be correlated with and proportionate to the ratio upon which the Consolidation is being made. Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the reaction of investors to the Consolidation and factors affecting an investment in the Company’s common shares. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on

SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this document and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this document, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Company at (438) 315-6607.

ITEM 9 - DATE OF REPORT

July 27, 2023.